Branden T. Burningham
                               Attorney at Law
                         455 East 500 South, Suite 205
                           Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA                 TELEPHONE:  (801) 363-7411
                                                FACSIMILE:  (801) 355-7126


November 23, 2005


Tangela Richter, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549


Re: Post-effective Amendment No. 2 to Registration Statement on Form SB-2 of
    Gold Standard, Inc., a Utah corporation (the "Company")

    Commission File No. 333-115067


Ladies and Gentlemen:

     Attached hereto is the above-referenced Registration Statement, which has been prepared in response to your comment letter dated September 22, 2005.
The margins of the amended Registration Statement have been marked to indicate the revisions that have been made in response to the comment letter, with the numbers in the margins corresponding to the paragraph numbers of your letter and this letter. The paragraphs containing these revisions have also been marked with the standard and tags.

     1. The Company's financial statements and other pertinent information have been updated through July 31, 2005, as indicated.

     2. As shown under the heading "Selling Security Holders" on page 14, the selling stockholder has advised the Company that it acquired its shares in the ordinary course of business and that, at the time of the acquisition, it did not have any arrangements or understandings with any person to distribute the securities.

     In addition, the disclosure under the heading "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" on page 37 has been revised to discuss the resignation of the Company's independent auditors.

     Please advise whether there will be any further comments with respect to this filing.

     Thank you very much.
                                                 Sincerely yours,

                                                 /s/ Branden T. Burningham

                                                 Branden T. Burningham